November 30, 2007

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C.  20549

         Re:      Empire Minerals Corp. ("Company")
                  Amendment No. 1 to Registration Statement on Form 10-SB Filed October 1, 2007
                  File No. 000-52696

Dear Mr. Schwall:

     In preparation of the marked copies of Amendment No. 2 to the subject Registration, it was noted that a page had been omitted from it.
Accordingly, Amendment No. 3 was filed with the omitted material included as indicated on the enclosed marked copy of Amendment No. 3.

     Further reference is made to your letter of comments dated November 1, 2007, on the cited Amendment No. 1 to the subject Registration Statement.

     As suggested in the penultimate paragraph of the comment letter, enclosed are five marked copies of the text of Amendment No. 3 to the Form 10-SB. They have been marked to indicate the revised content in the Amendment and, where appropriate keyed to the comment letter.

Amendment No. 1 to Form 10SB filed October 1, 2007
General

1. Given that your registration statement became effective automatically sixty days after filing, your first periodic report will be due on November 14, 2007, following the guidance in Rule 13a-13 of Regulation 13A. We understand this report will appear on Form 10-QSB and cover your quarterly and cumulative interim periods, and your cumulative period from inception, through September 30, 2007.

RESPONSE: The Company's Form 10-QSB for the Quarter ended September 30, 2007 was filed on November 14, 2007.

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Amendment No. 1 to Form 10SB filed October 1, 2007
Description of Business, Page 2

2. We note your response to our previous comment 7. While you indicate that you have included disclosure regarding environmental provisions, it does not appear that such disclosure is included in your registration statement. Please revise.

H. G Roger Schwall
U.S. Securities and Exchange Commission
November 30, 2007
Page 2 of 4


RESPONSE: Disclosure is provided in Amendment No. 3 as indicated on the marked copy.

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Amendment No. 1 to Form 10SB filed October 1, 2007
Present and Proposed Operations, Page 7

3. We note your response to our previous comment 20. While you have added to the detail regarding your plans of operation, please provide a concise section in your registration statement that clearly lays out your plan of operation for the next twelve months, especially given the current status of your Chinese joint ventures.

RESPONSE: Disclosure is provided in Amendment No. 3 as indicated on the marked copy.

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Amendment No. 1 to Form 10SB filed October 1, 2007
Risk Factors, Page 27

4. You state in your response letter that you have tailored this risk factor to specify the regulations that apply to the company, yet no changes appear to have been made. Please revise.

RESPONSE: Disclosure is provided in Amendment No. 3 as indicated on the marked copy.

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Amendment No. 1 to Form 10SB filed October 1, 2007
Security Ownership of Management and Certain Securityholders, Page 35

5. We note our previous comment 31 and fail to see where you have added Saddle River Associates to your table on page 35, as indicated in your response letter. Please revise.

RESPONSE: The response to your original comment 31 included in our response letter of September 30, 2007 which accompanied Amendment No. 1 to the Registration Statement was erroneous. Information as to the stock ownership in the Company by Saddle River Associates, Inc. was not and has not been included in Item 5 of Part I of the Registration Statement because Saddle River did not own or does not own 10% or more of the Company's outstanding common stock (as calculated under Item 10 of Model B of Form 1A) either at the time of filing the Registration Statement or since.

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Amendment No. 1 to Form 10SB filed October 1, 2007
Recent Sales of Unregistered Securities, Page 43

6. It appears that many of the descriptions in this section do not match the information included in your exhibits. For example, Exhibit 10.7, the

H. G Roger Schwall
U.S. Securities and Exchange Commission
November 30, 2007
Page 3 of 4


Convertible Promissory Note issued to ATM Group, LLC, indicates that the maturity date September 21, 2000 yet you indicate in the last paragraph on page 47 and on page 40 that the maturity date is December 15, 2007. Further, Exhibit 10.10, the subscription agreement with Mr. Goldberger, does not match the description on page 49. You state that Mr. Goldberger received, "1,000,000 shares of [your] commons stock...", yet the exhibit contains a warrant to purchase 1,000,000 shares of common stock and nothing regarding the warrant regarding the warrant to purchase 500,000 shares of common stock. Please review and revise all of the descriptions in this section and/or provide the appropriate materials as exhibits.

RESPONSE: Disclosure has been revised in Amendment No. 3 as indicated on the marked copy and the appropriate materials have been provided as exhibits.

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Amendment No. 1 to Form 10SB filed October 1, 2007
Engineering Comments
General

7. Please further modify your disclosures to prominently state at the beginning of each section discussing your mining-related business endeavors, which of your properties are not material, also clarifying your intentions in regards to further possible exploration, continued evaluation and the possibility of disposal or sale.


RESPONSE: Disclosure is provided in Amendment No. 3 as indicated on the marked copy.

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Further reference is made:

(i) to your letter of comments dated July 19, 2007 and in particular to comment 26 therein; and

(ii) to my letter to you dated September 30, 2007 accompanying Amendment No. 1 to the subject Registration Statement and the enclosure to that letter and in particular to the response to comment 26 contained in the enclosure. This letter is sent to correct the response to comment 26. In June of 2004, I was contacted by the principals of a corporation then named Kiwi Network Solutions, Inc. concerning my potential employment to become Chief Executive Officer and a Director of that company. After a preliminary review of the situation, I indicated to them my willingness to accept this engagement. Upon further investigation of the company, I concluded that the company and its project had been misrepresented to me. I then informed the company and its principals that I was terminating and association with the company. I have not had any contact with the company or its principals since that termination. The sequence of events took place over a period of approximately one month.

H. G Roger Schwall
U.S. Securities and Exchange Commission
November 30, 2007
Page 4 of 4


My association with the company was essentially limited to the consideration of the offered position and an effort to learn about the company and its projects. I did receive one-month remuneration from the company.

Following the filing of Amendment No. 1 to the Registration Statement, I have learned that Kiwin Network Solutions, Inc. is now named Trimax Corp. and that my termination of association with it was the subject of a Form 8-K Report for July of 2004 purportedly signed by me. I did not prepare, sign or file that Form 8-K Report or have any prior knowledge of it.

We have included a response to comment 26 in Amendment No. 3 to the Form 10SB.

If you have any questions regarding our responses, you may contact me at (212) 537-9072, Ext. 102 or (917) 331-4321.


                                            Very truly yours,


                                            /S/ Diego Roca
                                            Diego E. Roca
                                            Chief Financial Officer